Exhibit 12.1
Eddie Bauer Holdings, Inc.
Computation of Ratio of Earnings to Fixed Charges

			Successor	Predecessor
	Successor (1)		(1)	(1)		Predecessor	Predecessor	Predecessor
	Three Months	Successor	Six Months	Six Months	Combined	(1)	(1)	(1)
	Ended	(1)	Ended	Ended	Fiscal	Fiscal	Fiscal	Fiscal
	March 31, 2007	Fiscal 2006	December 31, 2005	July 2, 2005	2005	2004	2003	2002
	Unaudited
	($ in thousands)
Earnings (Loss) before Fixed Charges:
Earnings (loss) from continuing operations (2)	(44,781)	(211,449)	(21,348)	63,577	42,229	40,771	(6,490)	22,254
Equity in (earnings) losses of foreign joint ventures	1,424	3,413	(174)	95	(79)	(3,590)	(1,606)	281
Distributed income from foreign joint ventures	0	362	0	300	300	0	0	0
Amortization of capitalized interest	137	542	228	180	408	673	995	1,252
Fixed charges	13,481	53,236	24,436	12,013	36,449	22,134	33,181	55,106
Less: Capitalized interest	429	754	281	0	281	0	253	555

Total Earnings (Loss) before Fixed Charges	(30,168)	(154,650)	2,861	76,165	79,026	59,988	25,827	78,338

Fixed Charges:
Interest expense including amortization of deferred financing fees, net of interest expense capitalized	6,806	26,928	11,064	761	11,825	316	2,513	18,952
Capitalized interest	429	754	281	0	281	0	253	555
Estimated interest portion of rental expense (3)	6,246	25,554	13,091	11,252	24,343	21,818	30,415	35,599

Total Fixed Charges	13,481	53,236	24,436	12,013	36,449	22,134	33,181	55,106

Ratio of Earnings to Fixed Charges	—	—	—	6.3	2.2	2.7	—	1.4

Deficiency of Earnings to Fixed Charges	43,649	207,886	21,575	—	—	—	7,354	—

Footnotes to Ratio of Earnings to Fixed Charges

(1)	In connection with our emergence from bankruptcy, we adopted fresh-start accounting and reporting in accordance with AICPA Statement of Position 90-7, Financial Reporting by Entities in Reorganization under the Bankruptcy Code (“SOP 90-7”). “Successor” refers to Eddie Bauer Holdings, Inc., the emerged entity, on and after July 2, 2005. Predecessor refers to the former Spiegel, Inc. subsidiaries that supported Eddie Bauer, Inc. and its operations. As a result of our adoption of fresh-start accounting and reporting, the results of the Predecessor and Successor are not comparable.

(2)	Earnings (loss) from continuing operations included reorganization expenses of $13.7 million, $26.9 million, and $91.0 million for the six months ended July 2, 2005, fiscal 2004 and fiscal 2003, respectively. Additionally, the six months ended July 2, 2005 included a $107.6 million gain on the discharge of liabilities associated with the Company’s emergence from bankruptcy.

(3)	The estimated portion of interest within the Company’s rental expense is 33%.